UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of June 30, 2010

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750, 333-117646 and 333-141680) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated May 26, 2010: RiT Technologies' PatchView Chosen as an Intelligent Infrastructure System in The “Oil Cube” Museum Of Shanghai Expo 2010 in China

(The press release is attached as Exhibit 99.1 hereto and incorporated by reference herein).

Press release dated June 2, 2010: LAN Magazine Names RiT Technologies' EPV as a “Year's Most Efficient Cabling Infrastructure Product”

(The press release is attached as Exhibit 99.2 hereto and incorporated by reference herein).

Press release dated June 28, 2010: RiT Technologies’ Shareholders Approve Product Alliance with Stins Coman

(The press release is attached as Exhibit 99.3 hereto and incorporated by reference herein).

Press release dated June 29, 2010: RiT Technologies’ Advanced SMARTen™ Cabling Solution to be Deployed in 100 Computing Classrooms With ‘TIME TO KNOW’ Solution

(The press release is attached as Exhibit 99.4 hereto and incorporated by reference herein).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: June 30, 2010	By:	/s/ Eran Ayzik
Eran Ayzik,
CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press release dated May 26, 2010: RiT Technologies' PatchView Chosen as an Intelligent Infrastructure System in The “Oil Cube” Museum Of Shanghai Expo 2010 in China
99.2	Press release dated June 2, 2010: LAN Magazine Names RiT Technologies' EPV as a “Year's Most Efficient Cabling Infrastructure Product”
99.3	Press release dated June 28, 2010: RiT Technologies’ Shareholders Approve Product Alliance with Stins Coman
99.4	Press release dated June 29, 2010: RiT Technologies’ Advanced SMARTen™ Cabling Solution to be Deployed in 100 Computing Classrooms With ‘TIME TO KNOW’ Solution